
03024653

7/15

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME InterStar Mining Group Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3759 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/18/03

ANNUAL REPORT



InterStar Mining Group Inc.

2002



InterStar Mining Group Inc.

Organized under the Canada Business Corporations Act on 22 August 1989

CORPORATE PROFILE

Executive Office
Suite 1240
70 York Street
Toronto, Ontario, Canada M5J 1S9
(416) 368-4440 / Fax (416) 865-1382

Directors
S. Donald Moore; Toronto, Ontario
John A. Murphy; Scarborough, Ontario
Michael Burns; Markham,Ontario

Banking
The Royal Bank of Canada; Main Branch
Toronto, Ontario, Canada M5J 2V1

Auditors
Deloitte & Touche
Chartered Accountants
1400 BCE Place; 181 Bay Street
Toronto, Ontario, Canada M5J 2V1

Transfer Agent & Register
Computershare Trust Company of Canada
100 University Avenue
Toronto,Ontario,Canada M5J 2Y1

Annual General and Special Meeting of Shareholders
Scheduled to be held at The
Fairmont Royal York Hotel,
100 Front Street West,
Toronto, Ontario, Canada
on Tuesday, the 5th day of
August 2003 at the hour of 4:00 p.m. (EDST).

Field Operations
O. François Ouedraogo
Bureau d'études et de Consultation
Sur les Ressources Naturelles
01 B.P. 1417
Ouagadougou 01
Burkina Faso
Phone (226) 31-27-34
Fax (226) 31-36-68

Officers
S. Donald Moore; President
John A. Murphy; Secretary-Treasurer

Listing - TSX Venture Exchange
(Symbol:IG)

U.S. SEC Exemption
Rule 12g 3-2(b); File No. 82-3759
(Symbol - ISMGF)

Legal Counsel
Kutkevicius & Kirsh, LLP
67 Yonge Street
Toronto,Ontario,Canada M5E 1J8

Capitalization
Authorized: Unlimited
Issued: 20,657,817 Common Shares
(@30 June 2003)

Notice
The contents of this 2002 Annual Report to Shareholders are intended to inform the current Shareholders about the Company, and its assets and operations. It cannot be construed as an offer to buy or sell securities unless preceded or accompanied by a Prospectus which will contain further information concerning the Company and on any current public offering of its securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

The following discussion and analysis of the InterStar financial condition and operations should be read in conjunction with the accompanying audited Financial Statements for the year ended 31 December 2002 -- and the unaudited Financial Statements for the three months ended 31 March 2003. Related notes and statements contained in this Annual Report, including the "Forward-Looking Statements" disclaimer herewith, are also relevant to this discussion and analysis.

Forward-Looking Statement *--The accompanying Annual Report contains forward-looking statements which reflect Management's best judgment on the Company's operating plans and business prospects based on factors currently known but which may involve significant risks and uncertainties. Actual results attained could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, risks and uncertainties which cannot presently be determined but may be due to changes, without limitation, in economic conditions in the Company's business sector and in the financial markets, or as otherwise due to the unforeseeable effects of litigation, new legislation, and other judicial, regulatory, political, environmental and competitive developments in sectors in which the Company operates or in which the Company is considering operations..*

SIGNIFICANT EVENTS

InterStar Share Distribution

Our major shareholders, Phoenix Canada Oil and Starrex Mining, completed a tax-free pro rata distribution of their InterStar holdings to their respective shareholders under a Plan of Arrangement approved in late 2002. Since both Phoenix and Starrex were successful, seasoned and widely distributed public companies, InterStar now has a broad shareholder ownership base in both Canada and the U.S. The financial community considers expanded shareholder ownership an interesting bargaining position when negotiating diversification or merger and acquisition transactions.

Pending Tambao Manganese Transaction

This Report will further expand upon a prospective transaction that would provide for Tambao's commercial manganese production by way of long term access to the rapidly expanding China steel industry market. InterStar is negotiating, along with an experienced Australian mining operator, for Tambao's participation in a grass-roots manganese alloy facility planned for a new south China port development site. The combined project would involve Tambao manganese ore blended with ore sourced in Australia and elsewhere. Hong Kong financial interests, with long term affiliations in the China steel industry, also are principals in this project.

Diversification Acquisition

The developed world's demographics -- a rapidly aging population increasingly prone to chronic aches and pains -- prompted our acquisition of Theralase Inc., more particularly described in this Report. Theralase, a medical technology firm established in 1995, has designed, manufactured and marketed therapeutic medical laser systems that have received Government medical regulatory approvals in Canada and in several European countries. With U.S. marketing access the key to a major expansion in its business,

Theralase completed its U.S. FDA filing last December. Final FDA registration, listing and approval for U.S. market entry is prospective within about 3 to 5 months. A further proprietary development, significant for the early expansion of its market position, is covered in U.S. Patent No. 6,413,267 which was issued to Theralase in July 2002.

TAMBAO MANGANESE MINING PROJECT

Project Overview

Our many new shareholders will be interested in the fact that InterStar's Tambao (Burkina Faso - French West Africa) project holds what the industry considers among the world's largest proven, developed, but non-producing, manganese orebody - - hosting at least 20-million metric tons of high grade, direct shipping material averaging 51.45% manganese metal content. Additional high grade manganese carbonate reserves are indicated in assays of several commercial ore intersections returned during earlier diamond drilling below the primary dioxide deposit outcrop.

Tambao has favourable economic geology because the proven ore reserves are contained in a massive exposed outcrop which ensures low mining costs and minimal dilution. The current developed ore reserves will sustain more than 50 years of commercial mining at the presently optimum scale (before railway construction) of 250,000 tonnes per year - - exported via rail and truck transport through the West African ports of Abidjan (Ivory Coast), Lome (Togo) and Cotonou (Benin). But project feasibility continues to be impacted by high oil prices which increase transportation costs to and from the minesite, and operating costs at the minesite.

The manganese mining sector is not widely known in North America or Europe where indigenous commercial reserves are unknown - - and is not followed by the financial community. The manganese commodity market is largely controlled by a few international ore producers (South Africa, Australia, Gabon, Brazil) - - with upwards of 90% of the world's reserves and markets. Manganese is not commodity exchange traded. Prices are generally contracted for annual terms - - or through negotiated spot shipments. But the industry is large - - manganese is the world's third most consumed industrial metal - - after only iron and aluminum - - and about on a par with copper. Its alloys are essential, and cannot be substituted for quality steel production. Despite its unique and essential attributes, the unit cost of manganese ore remains modest, ensuring its long term utility. Tambao ore has been metallurgically tested in successful commercial trials in several European alloy facilities.

Industry Overview

The definitive industry survey - - *The Economics of Manganese* (2003) - - reports on the recent rapid increase in world production of contained manganese, reaching 7.6-million metric tons, marking a strong recovery from the prior decade when output was hit by a global steel industry recession. World output is set to match the 1996 peak of 8.2-milion tonnes, a level not seen since the 1980s. The current growth in output is being driven by the relentless expansion of Chinese crude steel production, now by far the largest in the

world, with further expansion indicated at rates which will clearly continue to supplant steel production in other regions.

About 95% of the world's manganese output continues to be consumed in metallurgical applications. Demand will continue to reflect the trend in world steel production, which, while cyclical, is now in a long-term rising trend. Steel production, worldwide, is at record levels and consumption is forecast to increase by over 10% through 2007. In the short to medium term, obsolete steelmaking facilities, elsewhere as well as in China, will be phased out. But manganese usage will likely not move in tandem due to improving production efficiencies. In recent years, most major manganese alloy (the basic furnace feedstock) producers in North America and Europe ceased production or greatly reduced their output. China is reported to still have more than 800 alloy operations, fewer than 10 of which are reputed as profitable. India, long a lower grade manganese ore producer, is struggling with a combination of declining grades and escalating power costs.

Though modest in ore tonnage requirements, the manganese market for batteries is growing about 6% per year. Current battery industry consumption is over 250,000 tonnes of electrolytic manganese dioxide annually. Smaller volume markets are expanding for specialty chemicals as well as in plant, animal and human nutrition applications.

Prospective

As discussed herein, the Chinese steel industry has been expanding rapidly for more than a decade - - while steel production in North America, Europe and Japan continues in a severe recession, with old, established companies in decline, and many in forced mergers, liquidation or bankruptcy. However, Tambao manganese ore is excellent blending material for supply to Chinese alloy facilities, combined with ores from other sources. The Tambao project is currently under preliminary negotiation with an experienced Australian mining group, with long term access to the China steel industry, for a deal involving Tambao's participation in a grass-roots ferro-alloy plant facility planned for a new south China port development site in affiliation with Hong Kong financial interests. Tambao's higher grade manganese ore would be blended with a variety of lower grade material from Australian and other regional mines.

THERALASE - DIVERSIFICATION ACQUISITION

The Transaction

Subject to regulatory and Stock Exchange approvals, InterStar has entered into a binding agreement to acquire 100% of the fully diluted equity ownership of closely-held Theralase Inc. of Markham, Ontario, for 5,164,454 common shares of InterStar, subject to adjustment proportionate to InterStar's fully diluted issued share capital at closing. A further aggregate of up to 5,164,454 InterStar shares are issuable upon Theralase meeting profit performance targets for the year following the transaction closing; 2,582,227 additional InterStar shares to be issued if EBITDA exceeds $85,000 - - or 5,164,454 InterStar shares to be issued if EBITDA exceeds $150,000.

The fully diluted common share equity of Theralase will include all of its senior and convertible securities, all calls or commitments binding Theralase to issue additional equity, and the required conversion of outstanding debt and advances by shareholders and related parties into Theralase equity on closing. The new InterStar shares will be held in escrow for staged releases over a period of 4 years, commencing with the initial 25% release one year after closing, and a further aggregate 25% released in quarterly increments each year thereafter.

The agreement with Theralase also provides for an InterStar undertaking to enter into a private placement debt or equity financing aggregating $500,000 for Theralase working capital needs. The particulars of this new equity financing will be developed following receipt of regulatory and Stock Exchange approvals.

The Therapeutic Laser Device

Theralase has designed, manufactured and marketed therapeutic medical laser systems since 1995. Medical regulatory approvals have been received for Canada and in many European countries. After extended clinical trials, the United States FDA filing required for unrestricted U.S. marketing access was completed in December 2002. Final FDA registration and listing approval is prospective within 3 to 6 months.

Therapeutic laser devices supply photon or light energy into the human and animal musculo-skeletal structure and tissue mass to bio-stimulate and accelerate the normal healing process for a wide range of pain control and tissue rehabilitation applications. The Theralase device is designed for the relief of temporary and chronic pain conditions deriving from all types of human and animal arthritic symptoms and for wound healing, veterinary practice and dental procedure applications.

The most recent proprietary Theralase therapeutic laser development is designed for the monitoring and control of higher powered and deeper penetration applications which are covered in U.S. Patent No. 6,413,267 which was issued to Theralase on July 2, 2002.

On Behalf of the Board:
Per: S. Donald Moore, President
25 June 2003

Management's Responsibility for Financial Statements and Reporting

The accompanying Financial Statements of InterStar Mining Group Inc. and the information in this Annual Report are the responsibility of Management and are prepared in accordance with generally accepted accounting principles that are considered to be the most appropriate in the circumstances.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are appropriately accounted for, are adequately safeguarded and that its financial records are reliable, complete and accurate, all in a cost-effective manner.

Management is satisfied that these Financial Statements have been prepared accordingly and within reasonable limits of materialty, which include certain amounts that may be based on estimates and judgments. Further, Management is satisfied that the financial information throughout the balance of this Annual Report is consistent with the information presented in the audited Financial Statements.

The independent external Auditors were appointed at the last Annual Meeting by the Shareholders of InterStar Mining Group Inc. and will be considered for re-appointment and engagement at the next Annual Meeting. They have examined the Financial Statements of the Company for the years ended December 31, 2001 and 2002 and the Auditors' Report and opinion thereon is expressed herewith.

The independent Auditors, Deloitte & Touche, Chartered Accountants, have audited the Financial Statements presented herein in accordance with generally accepted auditing standards on behalf of the Shareholders. Management has ensured that the Auditors have had full and free access to the Company's books of account and all financial records.



President



Secretary-Treasurer

Deloitte & Touche LLP
5140 Yonge Street, Suite 1700
Toronto, ON M2N 6L7
Canada

Tel: (416) 601 6150
Fax: (416) 229 2524
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
InterStar Mining Group Inc.

We have audited the balance sheets of InterStar Mining Group Inc. as at December 31, 2002 and 2001 and the statements of operations and deficit and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
March 21, 2003

Deloitte
Touche
Tohmatsu

INTERSTAR MINING GROUP INC.
Balance Sheets
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT		
Cash	$ 97,069	$ 145,590
MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 4)	1,000	1,000
	$ 98,069	$ 146,590
LIABILITIES		
CURRENT		
Accounts payable (Note 5)	$ 10,721	$ 9,559
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	3,044,801	3,044,801
CONTRIBUTED SURPLUS (Note 7)	1,806,760	1,806,760
DEFICIT	(4,764,213)	(4,714,530)
	87,348	137,031
	$ 98,069	$ 146,590

APPROVED BY THE BOARD



Director



Director

INTERSTAR MINING GROUP INC.
Statements of Operations and Deficit
Years ended December 31, 2002 and 2001

	2002	2001
REVENUE		
Interest income	$ 2,375	$ 5,602
EXPENSES		
Administrative	50,735	47,092
Interest charges	13	18,418
Outside exploration	-	3,980
Foreign exchange loss	2	33,531
	50,750	103,021
LOSS BEFORE UNDERNOTED ITEMS	(48,375)	(97,419)
WRITE-DOWN OF MINERAL PROPERTIES (Note 4)	(1,308)	(454,104)
REVERSAL OF PROJECT PAYABLES	-	100,306
FORGIVENESS OF RELATED PARTY PAYABLES (Note 5a)	-	276,142
NET LOSS	(49,683)	(175,075)
DEFICIT, BEGINNING OF YEAR	(4,714,530)	(4,539,455)
DEFICIT, END OF YEAR	$ (4,764,213)	$ (4,714,530)
BASIC LOSS PER SHARE	$ (0.00)	$ (0.02)

INTERSTAR MINING GROUP INC.
Statements of Cash Flows
Years ended December 31, 2002 and 2001

	2002	2001
NET (OUTFLOW) INFLOW OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING		
Net loss for the year	$ (49,683)	$ (175,075)
Item not affecting cash		
Write-down of mineral properties	-	454,104
	(49,683)	279,029
Changes in non-cash operating working capital items		
Accounts receivable	-	3,739
Accounts payable	1,162	(100,129)
Due to related parties	-	(265,257)
	(48,521)	(82,618)
INVESTING		
Deferred exploration expenditures	-	(1,563)
FINANCING		
Repayment of amount due to financial institution	-	(2,320,639)
Issuance of share capital	-	743,240
Increase in contributed surplus	-	1,806,760
	-	229,361
(DECREASE) INCREASE IN CASH	(48,521)	145,180
CASH, BEGINNING OF YEAR	145,590	410
CASH, END OF YEAR	$ 97,069	$ 145,590

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash received from interest	$ 2,375	$ 5,602
Cash interest paid	$ 13	$ 18,418

1. INCORPORATION

InterStar Mining Group Inc. (the "Company") was incorporated under the Canada Business Corporation Act on August 22, 1989.

2. NATURE OF OPERATIONS

The recoverability of amounts shown for mineral properties and related deferred exploration and development costs, represented by the Company's interests in mineral properties at the Tambao project in Burkina Faso, West Africa is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements, prepared in accordance with Canadian generally accepted accounting principles, are stated in Canadian dollars and include the accounts of the Company and its 65% proportionate interest in the Tambao project in Burkina Faso (Note 4).

Translation of foreign currencies

Monetary assets and monetary liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date. Other assets and liabilities have been translated at the exchange rate in effect at the date of the transaction.

Interests in and expenditures on mineral properties

Acquisition costs, which include exploration costs on the acquired properties, of mining exploration and development contracts together with direct exploration thereon are deferred in the accounts and will be amortized against income when the properties are brought into commercial production or written-off if the properties are abandoned, or if the amount deferred exceeds the estimated net recoverable amount. Proceeds from the sale of test ore is deducted from interest in mineral properties and deferred exploration expenditures until commercial production commences.

Expenditures related to the Tambao project in Burkina Faso were incurred and recorded in Canadian dollars.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting periods. Actual results could differ from these estimates.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Environment

The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable. Consequently, no accrual for potential environmental liabilities including reclamation costs, has been made in these financial statements. To date, no environmental obligations that would have a material effect on the operations of the Company have been identified.

Financial instruments

The Company does not enter into any derivative financial instruments arrangements for hedging or speculative purposes. The Company is exposed to foreign exchange risk through its interest in the Tambao project in Burkina Faso, West Africa and through the U.S. dollar component of the amount due to financial institution.

The carrying value of cash, accounts receivable, due to financial institution and accounts payable and due to related party approximate their respective fair values, reflecting their short-term maturities.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Pursuant to a Mining Investment Convention ("Convention") dated August 14, 1991, the Company entered into an agreement with the Government of Burkina Faso and completed a definitive feasibility study in July 1992 covering the production, transportation and marketing of manganese ore from a mineral deposit at Tambao, Burkina Faso, West Africa. On commencement of commercial production of manganese ore, the Convention becomes effective for a term of 25 years from such date, extendible for a further period of 10 years in the event that the commercial exploitation of established mineral reserves is continuing at the end of this initial term.

In March 1998, following a decline in the price of manganese ore and an increase in operating costs beyond the Company's control, operations were suspended at the Tambao project and the property was placed under care and maintenance. Expenditures on care and maintenance in 2002 were $1,308 (2001 - $1,563).

The commercial valuation of the mineral property has been adversely impacted by continued low manganese ore commodity prices and high fuel oil prices affecting operating and transportation costs, thereby delaying profitable commercial mining of the Tambao manganese ore deposit. As a result, a write-down of $454,104 was recorded during 2001.

5. RELATED PARTY TRANSACTIONS

a) According to an agreement signed in January 2001, Starrex Mining Corporation Ltd. ("Starrex"), a company which is a significant shareholder of the Company, advanced to the Company $2,550,000 to enable the Company to repay the indebtedness owing to a financial institution and to provide the Company with additional working capital. At that time it was agreed that no interest would accrue or be payable in respect of the Starrex advance on the basis that this indebtedness would be converted into common shares of the Company. Subsequent to approval by the shareholders of the Company and approval by the required regulatory authorities, 11,891,845 common shares of the Company were issued to Starrex. This transaction increased Starrex's ownership in the Company to approximately 72%.

b) Included in accounts payable at December 31, 2002 was the amount of $1,605 (2001 -$1,605) payable to Secorp Limited, a corporation controlled by a director and officer of the Company, for accounting, administrative and secretarial services rendered.

6. SHARE CAPITAL

	Number of Common Shares Issued		Stated Capital	
	2002	2001	2002	2001
Beginning of year	20,657,817	8,765,972	$ 3,044,801	$2,301,561
Issued (Notes 5 and 8)	-	11,891,845	-	743,240
End of year	20,657,817	20,657,817	$ 3,044,801	$3,044,801

The authorized share capital of the Company consists of an unlimited number of common shares.

Basic loss per share has been calculated based on the weighted average number of common shares outstanding during the year of 20,657,817 shares (2001 - 11,372,404).

7. CONTRIBUTED SURPLUS

During 2001, the Company issued 11,891,845 common shares in exchange for forgiveness of the amount advanced by Starrex of $2,550,000 (see Note 5a). Of this amount, $743,240 was allocated to share capital, representing the market value of the shares at the time of issue. The excess of $1,806,760 has been classified as contributed surplus.

8. INCOME TAXES

As at December 31, 2002, the Company had temporary differences comprised of resource properties of approximately $1,360,000 (2001 - $1,355,000), non-capital losses of approximately $1,284,000 (2001 - $1,262,000) and capital losses of $1,067,000 (2001 - $1,003,000) which would result in a future tax asset. No benefit has been recognized with respect to these temporary differences.

The Company has available non-capital losses of approximately $1,284,000 that may be carried forward to apply against future Canadian income for tax purposes. These losses will expire as follows:

2003	$ 181,000
2004	335,000
2005	445,000
2006	103,000
2007	171,000
2008	-
2009	49,000
	$ 1,284,000

INTERSTAR MINING GROUP INC.

Balance Sheets, as at March 31, 2003 and December 31, 2002
(Prepared from Company records)
Unaudited

	Unaudited March 31, 2003	Audited December 31, 2002
ASSETS		
Current		
Cash	$ 90,620	$ 97,069
Mineral Properties and deferred Exploration expenditures	1,000	1,000
	$ 91,620	**$ 98,069**
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 17,028	$ 10,721
SHAREHOLDERS' EQUITY AND CAPITAL		
Authorized		
An unlimited number of Common Shares without par value		
ISSUED		
20,657,817 shares	3,044,801	3,044,801
Contributed Surplus	1,806760	1,806,760
Deficit account	(4,776,969)	(4,764,213)
	74,592	87,348
	$ 91,620	**$ 98,069**

INTERSTAR MINING GROUP INC.

Statement of Loss and Deficit
For the Three Months ended March 31, 2003
(With comparative figures for the period March 31, 2002)
(Prepared from the Books of Account)
Unaudited

	March 31, 2003	**March 31, 2002**
REVENUE		
Interest Income	$ 538	$ 560
EXPENSES		
Administrative	12,977	11,797
Interest charges	7	- 0 -
Foreign exchange	(40)	- 0 -
	12,944	11,797
Loss before the undernoted items	12,406	11,237
Write off Exploration Expenditures	350	351
Net Loss for the period	12,756	11,588
Deficit – beginning of Period	4,764,213	4,714,530
Deficit - end of Period	**$4,776,969**	**$4,726,118**
Loss per Share	**$ 0.00062**	**$ 0.00056**

Notes:

(1) Comparative Figures
Certain comparative figures for the prior period may have been reclassified to conform to the current period's presentation.

(2) Capital Stock
As at March 31, 2003 there was 20,657,817 common shares issued and outstanding (March 31, 2002 - 20, 657,817 common shares outstanding).

INTERSTAR MINING GROUP INC.

Statements of Cash Flows
For the Three Months ended March 31, 2003
(With comparative figures for the period March 31, 2002)
(Prepared from the Books of Account)
Unaudited

	March 31, 2003	March 31, 2002
Net Inflow (Outflow) of Cash Related to the following Activities		
Operating		
Net Loss for the Period	($ 12,756)	($ 11,588)
Items not affecting Cash		
Write off Exploration expenditures	350	351
	(12,406)	(11,237)
Changes in non-cash operating Working Capital items		
Accounts payable	6,307	729
	(6,099)	(10,508)
Investing		
Exploration expenditures	(350)	(351)
Decrease in cash	(6,449)	(10,859)
Cash, Beginning of Period	97,069	145,590
Cash, End of Period	$ 90,620	$ 134,731
Supplemental Disclosure of Cash Flow Information		
Cash received from interest	$ 538	$ 560
Cash interest paid	$ 7	$ -0-

INTERSTAR MINING GROUP INC.

Notice of
Annual General and Special Meeting of Shareholders

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of InterStar Mining Group Inc. (the "Corporation") will be held 05 August 2003 at 4:00 pm (Toronto time) at The Fairmont Royal York Hotel (Algonquin Room; Main Mezzanine), 100 Front Street West, Toronto, Canada, for the purposes of:

(a) electing Directors of the Corporation for the ensuing year; and

(b) appointing auditors of the Corporation for the ensuing year and authorizing the Directors to fix the remuneration to be paid to the auditors; and

(c) receiving and considering the audited financial statements for the fiscal year ended December 31, 2002 and the report of the auditors thereon; and

(d) to consider and, if thought advisable, pass with or without variation, an ordinary Resolution authorizing the Directors to establish a stock option plan for the Corporation, as more particularly described in the accompanying Management Information Circular; and

(e) to consider and, if thought advisable, pass with or without variation, an ordinary Resolution authorizing the Directors to issue, or make subject to issuance, securities of the Corporation in one or more private placement financings during the twelve (12) month period following this Meeting, as more particularly described in the accompanying Management Information Circular; and

(f) to consider and, if thought advisable, pass with or without variation, a Special Resolution authorizing an amendment of the articles of the Corporation providing for a change of name of the Corporation to "InterStar Group Inc." or such other name as shall be acceptable to the Directors and Industry Canada; and

(g) transacting such further and other business as may properly come before the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, in accordance with the instructions contained in the accompanying Information Circular, to the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, not less than 24 hours before the time fixed for holding the Meeting, or any adjournment thereof, or to the Chairman of the Meeting immediately prior to the commencement of the Meeting, or any adjournment thereof.

DATED at Toronto, Ontario this 13th day of June 2003:

BY ORDER OF THE
BOARD OF DIRECTORS:
Signed:
by: S. Donald Moore

President

INTERSTAR MINING GROUP INC.

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS to be held Tuesday, 05 August 2003

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the Management of InterStar Mining Group Inc. (the "Corporation") of proxies to be used at the Annual General and Special Meeting (the "Meeting") of the Shareholders (the "Shareholders") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communication by and from the Directors, officers and regular employees of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed Instrument of Proxy are officers and/or Directors of the Corporation. **A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the accompanying Instrument of Proxy.** To exercise this right, a Shareholder should insert the name of the desired person in the blank space provided in the Instrument of Proxy or should complete another Instrument of Proxy. An Instrument of Proxy will not be valid unless it is deposited at the Corporation's offices at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9 not less than twenty-four (24) hours (excepting Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

A Shareholder who has submitted an Instrument of Proxy may revoke it by instrument in writing assigned by the Shareholder, or by an authorizes attorney, or, if the Shareholder is a corporation, by a duly authorized officer, and deposited either at the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Instrument of Proxy is to be used, or with the Chairman of the Meeting on the day of such Meeting or adjournment thereof, or in any other manner permitted by law. In addition, an Instrument of Proxy may be revoked by the Shareholder, if a corporation, by a representative attending at the Meeting and voting such securities.

Exercise of Discretion by Proxies

The persons named in the accompanying Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. **In the absence of such direction, such shares will be voted in favour of: (i) the election of Directors; (ii) the appointment of auditors; and (iii) the ordinary and Special Resolutions set forth in this Information Circular. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendment or variations to matters identified in the Notice of Meeting, and with respect or other matters which may properly come before the Meeting.** As of the date hereof, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

The Instrument of Proxy shall be executed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title should be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should reflect that person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

RECORD DATE

The Directors of the Corporation have set 24 June 2003 as the Record Date for the Meeting. Only Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

On 31 May 2003 there were 20,657,817 Common Shares of the Corporation issued and outstanding. Each share carried the right to one vote. To the knowledge of the Directors and senior officers of the Corporation, the only person or persons or companies beneficially owning, directly or indirectly, common shares carrying more than ten (10%) of the voting rights attached to all common shares of the Corporation at 31 May 2003, are Talent Oil and Gas Ltd., which owns 5,880,413 (28.5%) of the outstanding common shares of the Corporation, and Phoenix Canada Oil Company Limited, which owns 2,469,467 (12%) of the outstanding common shares of the Corporation. Mr. S. Donald Moore, an associate of Talent Oil and Gas Ltd., owns 828,430 (4%) of the outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying Instrument of Proxy intend to vote in favour of the election, as Directors, of the persons name below. The Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a Director but, if this should occur for any reason prior to the Meeting, the persons named in the accompanying Instrument of Proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated.

The number of Directors of the Corporation to be elected shall be three. All of the nominees currently serve as Directors of the Corporation and their terms of office expire at the Meeting.

The following table and notes thereto state the names of the persons proposed to be nominated for election as Directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as Directors of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly, by each of them, as at the date hereof. The information contained in the following table is based upon information furnished by the respective nominees.

Name and Municipality Of Residence	Position and Office with the Corporation	Year First Became Director	Principal Occupation	Number of Common Shares of the Corporation Beneficially Owned, Controlled or Directed
S. Donald Moore Toronto, ON	President	1989	President of each of the Corporation, of Phoenix Canada Oil Company Limited, and of Starrex Mining Corporation Ltd.	6,708,843 [1]
John A. Murphy [2] Scarborough,ON	Secretary-Treasurer	1989	Corporate Secretary	5,566
Michael Burns [2] Markham, ON	None	1999	Businessman and Corporate Director	5,000

Notes:

(1) Mr. Moore holds 828,430 common shares directly, and his associate, Talent Oil and Gas Ltd., holds 5,880,413 common shares.

(2) Member of Audit Committee.

APPOINTMENT OF AUDITORS

The independent auditors of the Corporation are Deloitte & Touche, Chartered Accountants, who have acted in that capacity since 1989. The Corporation has requested that Deloitte & Touche act as the auditors for the fiscal year 2003, subject to Shareholder approval. **The persons named in the accompanying Instrument of Proxy intend to vote for the appointment of Deloitte & Touche as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders and to authorize the Directors to fix the remuneration of the auditors.**

ANNUAL REPORT, FINANCIAL STATEMENTS AND AUDITORS REPORT

The Annual Report, the audited financial statements of the Corporation for the year ended December 31, 2002, and the Auditors' Report thereon, will be received for consideration at the Meeting.

EXECUTIVE COMPENSATION

The executive officers of the Corporation are S. Donald Moore, President, and John A. Murphy, Secretary-Treasurer.

Compensation of Officers

No compensation was paid by the Corporation to its executive officers in respect of the years 2002, 2001 and 2000 other than as set out under "Interest of Insiders in Material Transactions and Management Contracts."

The Corporation has no stock option or other share incentive plan and the Corporation has no pension or other retirement plan.

Employment Contracts

The Corporation has no employment contracts with its executive officers.

Compensation of Directors

The Corporation pays to each director a fee of $250 for each meeting of the Board of Directors or Committee of the Board of Directors attended.

Indebtedness of Directors and Officers

No Directors or officers of the Corporation are indebted to the Corporation.

Director's and Officer's Liability Insurance

Directors and Officers liability insurance is in place at an annual premium cost of $9,999 (plus taxes) (coverage shared with associated companies). The insurance limit under the policy is $1,000,000 per occurrence each policy year, subject to a $25,000 deductible payable by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

For each of the years ended December 31, 2002 and December 31, 2001, the Corporation paid $1,605 to Secorp Limited, a corporation controlled by Mr. John A. Murphy, for the provision of accounting and corporate secretarial services rendered by it to the Corporation.

SPECIAL BUSINESS -- ADVANCE APPROVAL OF STOCK OPTION PLANS

Shareholders are being requested to consider and, if deemed advisable, approve an ordinary Resolution, with or without variation, that will authorize and empower the Directors to establish stock option plans. The Resolution dealing with the advance shareholder approval now solicited is more particularly set forth under Schedule "A" accompanying this Information Circular.

Notwithstanding such advance shareholder approval that may be received at this Meeting, the regulatory authorities and/or Stock Exchange having jurisdiction will retain the absolute discretion to determine whether a proposed stock option transaction is acceptable under their subsisting laws, regulations and policies. All such stock option plans established under the authority solicited herein must be completed within one (1) year following the date that the Resolution before this Meeting has been approved by the shareholders.

Grants made under approved stock option plans are intended as a management and employment incentive to engage and to retain in the employ of the Corporation, and its subsidiaries or affiliates, persons of training, experience and ability, and to attract new employees whose services are considered valuable for the future development of the Corporation's assets and operations. Stock option grants to such individuals establish their sense of proprietorship in the Corporation and will stimulate the active interest of such individuals in the financial success of the Corporation.

SPECIAL BUSINESS – ADVANCE APPROVAL OF ISSUANCE OF SECURITIES BY PRIVATE PLACEMENT FINANCING

The Corporation is in the process of investigating proposed and potential future transactions in the resource and other business sectors that may require new financing in order to capitalize on such opportunities. The Directors are of the opinion that the Corporation should be empowered to enter into private placement financings during the ensuing year which will be facilitated by way of the advance shareholder approval of the ordinary Resolution now solicited, and as more particularly set forth under Schedule "B" accompanying this Information Circular.

Any private placement financing proceeded with by the Corporation under the advance approval being sought at this Meeting will be subject to, without limitation, the following terms and conditions:

1. All private placement financings shall be carried out by the Corporation in accordance with the applicable laws, regulations and policies of any regulatory authority and/or Stock Exchange having jurisdiction over the contemplated transaction.
2. Each private placement transaction shall be completed with purchasers substantially at arm's length to the Corporation.
3. Each private placement transaction would not materially affect the control of the Corporation.
4. All private placement financings under the authority solicited herein must be completed within one (1) year following the date that the Resolution before the Meeting, as described in Schedule "B," have been approved by the shareholders.

Notwithstanding the shareholder approval that may be received at this Meeting, the regulatory authorities and/or Stock Exchange having jurisdiction will retain the discretion to determine whether a proposed transaction is substantially at arm's length or will materially affect the control of the Corporation.

The Directors of the Corporation believe that the approval of this Resolution is in the best interests of the Corporation and recommend that the shareholders vote in favour of the Resolution. In the event that the Resolution is not approved by the Meeting, such action can delay the Corporation's access, on favorable terms, to the funds required for new business opportunities as they arise.

SPECIAL BUSINESS -- CHANGE OF NAME OF CORPORATION

Shareholders are being requested to consider and, if deemed advisable, approve a Special Resolution, with or without variation, to amend the Articles of Incorporation of the Corporation under the *Canada Business Corporations Act* to change the name of the Corporation to "InterStar Group Inc." or such other name as is acceptable to the Directors of the Corporation and Industry Canada. Management is of the view that the proposed change of corporate name is appropriate in the circumstances and in the best interests of the Corporation because the new name will more properly represent the focus of the Corporation's activities which is to expand its assets and business thrust beyond the cyclical nature of its current resource sector operations.

The Special Resolution now solicited, as set forth under Schedule "C" accompanying this Information Circular, must be approved by at least two-thirds of the votes cast in person or by proxy by shareholders of the Corporation at this Special Meeting or any adjournment(s) or postponement(s) thereof.

The Special Resolution will empower the Directors of the Corporation to revoke the Special Resolution, without further approval of the shareholders of the Corporation, at any time prior to the issue of a certificate of amendment giving effect thereto. Proxies received by management will be voted in favour of the above Special Resolution unless the shareholder has specified in their proxy that their common shares are to be voted against the Special Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, the Toronto Stock Exchange (the "TSE") issued a series of guidelines for effective corporate governance. The guidelines are concerned with the constitution of Boards of Directors, their committees' functions, their independence from management and other issues relating to sound corporate governance.

The TSE adopted as a continuing listing requirement for all TSE listed companies, and currently the TSX Venture Exchange, that each company annually disclose its corporate governance policies with reference to the guidelines. There is no requirement for a company to comply with all the TSE guidelines.

The guidelines specifically recognize that each company should have the flexibility to develop its own approach to corporate governance and address the issue within the context of its particular circumstances.

In July, 1996, the Corporation formed an *ad hoc* committee of one of the members of its Board of Directors to analyze the TSE Guidelines and make recommendations regarding their implementation in a manner appropriate to the Corporation. The Committee's efforts have resulted in the implementation of the recommendations described below.

Mandate of the Board

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced Shareholder value.

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board of Directors oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

1. Formulating the overall strategic direction of the Corporation;
2. Identifying the principal risks of the Corporation's business and monitoring the implementation by management of systems to manage these risks;
3. Succession planning, including appointing and monitoring senior management;
4. Monitoring the implementation of communications strategies to facilitate communications with investors and other interested parties; and
5. Reviewing the integrity of the Corporation's internal controls and management information systems.

The Board of Directors generally plans to meet about once each quarter, and following the Annual General Meeting of Shareholders. The frequency of the meetings of the Board of Directors, as well as the nature of meeting agendas, are dependent upon the Corporation's affairs and are determined by the opportunities or issues which the Corporation faces form time to time.

Board Composition

The Board of Directors is currently composed of three members. The Board of Directors believes that one of its members, Mr. Burns, is an unrelated Director as defined in the guidelines (in other words, independent of management and free from an interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interest of the Corporation, other than interests and relationships arising from shareholdings).

The Board of Directors has considered the size of the Board to determine whether it has sufficient members to carry out its mandate in an efficient manner, while simultaneously presenting a diversity of views and experience. The Board is of the view that its current composition serves to promote effectiveness and efficiency during the current recession in its primary commodity (manganese) market, while preserving its diversity.

Principal Shareholder

S. Donald Moore, President and a Director of the Corporation, who beneficially owns, controls or directs about 32.5% of the Corporations' outstanding shares, is not considered a significant shareholder of the Corporation (in other words, a Shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors).

Independence from Management

S. Donald Moore is Chief Executive Officer of the Corporation. Currently, there is no Chairman of the Board of Directors. The Board of Directors is of the view that this does not impair the ability of the Board of Directors to act independently of Management and further, given the size of the Corporation and its activities, this arrangement is appropriate and functional considering its current business conditions. Mr. Moore assumes responsibility for most of the day-to-day business affairs of the Corporation but, as a matter of practice, consults with individual members of the Board on all material matters, with special reference to definitive decisions on corporate expansion and new business opportunities.

Board Committees

The Board of Directors has one committee, the Audit Committee. The Board as a whole meets as required to discuss matters relating to compensation and such other issued as it deems necessary. When deemed appropriate in the circumstances, members of Management, including Mr. Moore, are not present at such meeting.

Given the number of members of the Board of Directors, the independent members of the Board assume the functions of a corporate governance committee. In this regard, their duties include:

1. Reviewing the role and conduct of the Board of Directors and its committees and the manner in which the Board of Directors and its committees carry out their duties and responsibilities; and
2. Reviewing the composition and other requirements of the Board of Directors and identifying and recommending suitable candidates for election as Directors; and
3. If required, ensuring a suitable orientation program is available for new Directors and senior Management; and
4. Reviewing the form and adequacy of Directors' and senior officers' compensation.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the Board), the Audit Committee reviews all financial reporting, including interim financial statements and the Management's Discussion and Analysis in the Corporation's Annual Report. The Committee meets with the Corporation's external auditors and with members of Management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditor to be appointed as the Corporation's auditor at the Annual Meeting and the terms of their remuneration.

The Committee is also charged with reviewing and monitoring the actions taken by Management with respect to any significant recommendations made by the Corporation external independent auditor.

Decisions Requiring Board Approval

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporations' business.

In addition to those matters which by law must be approved by the Board of Directors, approval by the Board is required for the Corporation's annual business plan and budget, if and when prepared, major acquisitions or dispositions by the Corporation, or transactions which are outside of the Corporation's established business operations.

Shareholder Communications

The Board of Directors has authorized Management to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, Management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. All inquiries and concerns are to receive a complete and timely response from the appropriate officer of the Corporation.

The Board of Directors reviews the Corporations' significant communications with investors and the public, including the Annual Management Information Circular and the Annual Report to Shareholders.

Expectations of Management

The Board of Directors has charged Management with responsibility for the efficient management of the business and for the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board to effectively carry out its mandate, it must have confidence in the abilities of Management which reports to it with respect to identifying issues and corporate opportunities.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations to other matters to come before the Meeting other than the matters referred to in this Notice.

BOARD APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

Date: 25 June 2003

Signed:
By: S. Donald Moore

President

SCHEDULE "A"

APPROVAL OF STOCK OPTION PLAN

BE IT RESOLVED THAT:

1. A form of stock option plan, or plans, to be determined at the discretion of the Directors, and subject to further approval by the shareholders of the Corporation, and further subject to the approvals of the regulatory authorities and Stock Exchange having jurisdiction, shall be deemed as adopted in principle by the shareholders of the Corporation; and

2. Any Director or officer of the Corporation be and he is hereby authorized and directed, acting for, in the name of and on behalf of, the Corporation, to execute or cause to be executed under the seal of the Corporation, or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things that in the opinion of such Director or officer of the Corporation may be necessary or desirable to carry out the terms and intent of this Resolution; and

3. Notwithstanding that this Resolution has been duly passed by the shareholders of the Corporation, the Directors are hereby authorized in their sole discretion to revoke this Resolution before it is acted on without further approval of the shareholders of the Corporation.

SCHEDULE "B"

ADVANCE APPROVAL OF ISSUANCE OF SECURITIES BY PRIVATE PLACEMENT

BE IT RESOLVED THAT:

1. The Directors of the Corporation be and they are hereby authorized to issue up to 9,000,000 additional common shares of the Corporation, or securities convertible into common shares of the Corporation, pursuant to private placement financings established during the period ending one (1) year from the date of the adoption by the shareholders of this Resolution, and further, subject to the following conditions:

   (a) all private placement financings shall be carried out by the Corporation in accordance with the applicable laws, regulations and policies of any regulatory authority and/or Stock Exchange having jurisdiction; and

   (b) each such private placement financing shall be completed with purchasers substantially at arm's length to the Corporation, and would not materially affect the control of the Corporation; and

2. Any Director or officer of the Corporation be and he is hereby authorized and directed, acting for, in the name of and on behalf of, the Corporation, to execute or cause to be executed under the seal of the Corporation, or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things that in the opinion of such Director or officer of the Corporation may be necessary or desirable to carry out the terms and intent of this Resolution.

SCHEDULE "C"

CHANGE OF NAME OF THE CORPORATION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Corporation is hereby authorized to amend the Articles of Incorporation of the Corporation under the *Canada Business Corporations Act* to change the name of the Corporation to "InterStar Group Inc.," or to such other name as may be approved by the Directors of the Corporation, Industry Canada and any regulatory authority and/or Stock Exchange having jurisdiction; and

2. Any Director or officer of the Corporation be and he is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to take all such further actions and to execute and deliver all such further instruments and documents relating to, contemplated by, necessary or desirable in connection with this Special Resolution, including, without limitation, the delivery and/or filing of the Articles of Amendment in the prescribed form with the Director under the *Canada Business Corporations Act* on behalf of the Corporation and under its corporate seal or otherwise, on such terms and conditions and in such form, with such alterations, additions, modifications and changes thereto as may be necessary or desirable to give effect to the intent of this Special Resolution; and

3. The Directors of the Corporation be and they are hereby authorized to, by ordinary resolution of the Directors, and without further approval of the shareholders of the Corporation, revoke this Special Resolution before it is acted on and discontinue the said amendment if deemed appropriate by them in the circumstances.